Discover Qnetic's New Public Investment Opportunity

Original Qnetic Qnetic奇术科技
2024年09月29日 17:00 上海

Qnetic

At Qnetic, we're redefining energy storage with our *groundbreaking flywheel technology—durable, efficient*, and ready for the future.

This year, we've achieved massive success with our prototype, capturing over *$100M in customer interest*.


First Launch
of Vega

Our next goal is to build the serial product and deliver it to our first customers by Q3 2025.

By investing now, you can be part of a transformative journey that positions you at the forefront of the clean energy revolution—your support will help us accelerate this vision and unlock significant returns!

🌟

An Investment Opportunity You Shouldn't Miss

- **High Demand**: $100M in customer interest and counting. With Major industry players, including Arevon (Tesla Megapack's #1 customer), backing us.
- **Proven Tech:** Our prototype works, validating our approach.
- **VC Momentum:** Leading venture firms are eager to join us.

Extract below QR Code

👇 to find out more about Qnetic 👇

WEFUNDER

or visit https://wefunder.com/qnetic

This may be our *final crowdfunding round* before scaling up with venture capital. Invest today and help shape the future of clean energy!


CIVILIZATION UNLIMITED
SUPPORT QNETIC
HELP US ACHIEVE OUR MISSION
INVEST IN THE FUTURE
ENABLE THE SUSTAINABLE ENERGY REVOLUTION

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